# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Date of event which requires filing of this statement: 01/06/2026
Filed by CIK 0001912273
Persons authorized to receive notices and communications: Christopher Min Fang Wang, Unit 3703, 37/F AIA Tower, 183 Electric Road, North Point, Hong Kong, Hong Kong (K3), 00000, 852 37933457; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Yunqi Path Capital Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,575,061; sole dispositive power 0; shared dispositive power 2,575,061; aggregate amount beneficially owned 2,575,061 (5.2% of the class)
- Yunqi Capital Limited (CIK 0001912273): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,257,130; sole dispositive power 0; shared dispositive power 3,257,130; aggregate amount beneficially owned 3,257,130 (6.5% of the class)
- Yunqi Capital Cayman Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,257,130; sole dispositive power 0; shared dispositive power 3,257,130; aggregate amount beneficially owned 3,257,130 (6.5% of the class)
- Christopher Min Fang Wang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,257,130; sole dispositive power 0; shared dispositive power 3,257,130; aggregate amount beneficially owned 3,257,130 (6.5% of the class)
- Yunqi China Special Investment A: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)
- HS Group Master Fund II Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)
- HS Group (Hong Kong) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)
- HS Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Comment: This Amendment No. 6 amends the statement on Schedule 13D filed by Yunqi Capital Limited and other Reporting Persons on September 22, 2025, as amended on October 7, 2025, October 21, 2025, October 27, 2025, November 3, 2025 and December 11, 2025 (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

The persons filing this statement are: (i) Yunqi Path Capital Master Fund ("Yunqi Master Fund"), a Cayman Islands domiciled fund, (ii) Yunqi Capital Limited ("Yunqi Capital"), a company incorporated in Hong Kong, (iii) Yunqi Capital Cayman Limited ("Yunqi Cayman"), a company incorporated in the Cayman Islands, (iv) Christopher Min Fang Wang, a Canadian citizen ("Mr. Wang"), (v) Yunqi China Special Investment A, a company incorporated in the Cayman Islands ("Yunqi A"), (vi) HS Group Master Fund II Ltd, a company incorporated in the Cayman Islands ("HS Fund II"), (vii) HS Group (Hong Kong) Limited, a company incorporated in Hong Kong ("HSG HK") and (viii) HS Group Ltd, a company incorporated in the Cayman Islands ("HS Group" and collectively with Yunqi Master Fund, Yunqi Capital, Yunqi Cayman, Mr. Wang, Yunqi A, HS Fund II and HSG HK, the "Reporting Persons").

Certain Information required by this Item 2 concerning the directors and/or executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated by reference in this Item 2.
Residence or business address:
Item 2(b) is hereby amended and restated as follows:

The principal business address of each of Yunqi Master Fund, Yunqi Capital, Yunqi Cayman and Mr. Wang is Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong. The principal business address of each of HS Fund II and Yunqi A is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of HSG HK and HS Group is Suite 3302, 33/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated as follows:

Yunqi Master Fund is a Cayman Islands domiciled fund which is controlled by Yunqi Cayman. Yunqi Cayman is wholly owned by Mr. Wang. Yunqi Capital, which is wholly owned by Yunqi Cayman, acts as the investment manager to Yunqi Master Fund and to Yunqi A. Mr. Wang is the chief investment officer of Yunqi Capital. HS Fund II is the sole investor in Yunqi A and shares voting and dispositive power with respect to securities held by Yunqi A with Yunqi Capital. HSG HK is the investment manager of HS Fund II. HSG HK is wholly owned by HS Group.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated as follows:

None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as follows:

None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated as follows:

See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The $86,312,432.90, including brokerage fees, used for the purchase of the 3,257,130 Shares beneficially owned by Yunqi Capital came from the working capital of Yunqi Master Fund and Yunqi A. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The $71,609,426.87, including brokerage fees, used for the purchase of the 2,575,061 Shares beneficially owned by Yunqi Master Fund came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The $86,312,432.90, including brokerage fees, used for the purchase of the 3,257,130 Shares beneficially owned by Yunqi Cayman came from the working capital of Yunqi Master Fund and Yunqi A. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The $86,312,432.90, including brokerage fees, used for the purchase of the 3,257,130 Shares beneficially owned by Mr. Wang came from the working capital of Yunqi Master Fund and Yunqi A. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The $14,703,006.0, including brokerage fees, used for the purchase of the 682,069 Shares beneficially owned by Yunqi A came from the working capital of Yunqi A. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The $14,703,006.0, including brokerage fees, used for the purchase of the 682,069 Shares beneficially owned by HS Fund II came from the working capital of Yunqi A. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The $14,703,006.0, including brokerage fees, used for the purchase of the 682,069 Shares beneficially owned by HSG HK came from the working capital of Yunqi A. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The $14,703,006.0, including brokerage fees, used for the purchase of the 682,069 Shares beneficially owned by HS Group came from the working capital of Yunqi A. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

Calculation of the percentage of Shares beneficially owned by Reporting Persons as noted on the cover pages of the Schedule 13D, is based on 49,751,953 Shares outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 26, 2025 filed with the SEC by the Issuer on November 5, 2025. The aggregate number and percentage of the Shares beneficially owned by each Reporting Person are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D, and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D, and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Except as disclosed in the Schedule 13D and Exhibit 1, none of the Reporting Persons has, and to the best knowledge of the Reporting Persons, none of persons named in Schedule A to this Schedule 13D has, effected any transaction in Shares since the filing of Amendment No. 5 to the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated as follows:

Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended to add the following:

On January 8, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Schedule A - Instruction C Persons Information

Exhibit 1 - Transactions in Securities of the Issuer Since the Filing of Amendment No. 5

Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Yunqi Path Capital Master Fund: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/08/2026)
- Yunqi Capital Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/08/2026)
- Yunqi Capital Cayman Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/08/2026)
- Christopher Min Fang Wang: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang (01/08/2026)
- Yunqi China Special Investment A: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/08/2026)
- HS Group Master Fund II Ltd: /s/ Michael Garrow, Michael Garrow / Director (01/08/2026)
- HS Group (Hong Kong) Limited: /s/ Michael Garrow, Michael Garrow / Director (01/08/2026)
- HS Group Ltd: /s/ Michael Garrow, Michael Garrow / Director (01/08/2026)